SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 1)1/

                          Heartland Partners, L.P.
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                              (Name of Issuer)

                     Class A Limited Partnership Units
                       (Title of Class of Securities)

                                422357 10 3
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                               (CUSIP Number)

                              Michael A. Elrad
                            GEM Value Fund, L.P.
                         900 North Michigan Avenue
                                 Suite 1900
                          Chicago, Illinois 60611
                               (312) 915-2864
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 17, 1999
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          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------

1/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.: 422357-10-3                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         GEM Value Fund, L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (X)

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3        SEC USE ONLY

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4        SOURCE OF FUNDS            WC, OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

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                           7        SOLE VOTING POWER

                      ---------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              150,596
BENEFICIALLY          ---------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING             ---------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    150,596
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         150,596 Units

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   (_)

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.03%

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14       TYPE OF REPORTING PERSON
         PN


                                                         Page 2 of 5 Pages

 CUSIP NO.: 422357-10-3              13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     GEM Value Partners LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (X)

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC, OO

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                     ----------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              150,596
BENEFICIALLY         ----------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING            ----------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    150,596
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         150,596 Units

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   (_)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.03%

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14       TYPE OF REPORTING PERSON
         OO

                                                          Page 3 of 5 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting persons and Waveland Partners, L.P. and certain affiliates ("Waveland") are currently engaged in discussions with the Issuer regarding the Issuer's options to increase current unitholder value through any of the following:

          1. providing liquidity to the Issuer to repurchase its outstanding Class B Units;

          2. a change in the Issuer's general partner; and

          3. increasing the pace of sales of certain of the Issuer's assets.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting persons may be deemed to beneficially own 150,596 Units representing approximately 7.03% of the Units outstanding as of September 30, 1999 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units which are owned directly by GEM.

         (c) In the past 60 days, GEM effected the following open market purchases of Units:



                        Number of              Average Price
Date                  Units Acquired              Per Unit
-----                 --------------           --------------

11/23/99                    500                   $21.5000
11/30/99                  3,800                   $20.3026






ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In light of the matters disclosed in Item 4 above, the reporting persons and Waveland may be considered a "group" withing the meaning of Rule 13d-5(b)(1). However, the reporting persons disclaim "group" status with Waveland.

                                                         Page 4 of 5 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 1999

                          GEM VALUE PARTNERS, L.P.
                          By: GEM Value Partners LLC
                              Its: General Partner

                                By:  /s/ Michael A. Elrad
                                     -------------------------
                                     Michael A. Elrad,
                                     Executive Vice President

                          GEM VALUE PARTNERS LLC


                               By:  /s/ Michael A. Elrad
                                     -------------------------
                                     Michael A. Elrad,
                                     Executive Vice President


                                                           Page 5 of 5 Pages